Exscientia and MD Anderson Launch Strategic Collaboration to Leverage AI in Developing Novel Oncology Treatments

-- Effort aligns MD Anderson’s drug development expertise with Exscientia’s AI-driven patient-first precision medicine and drug discovery platforms --

OXFORD, England and HOUSTON, Texas (BUSINESS WIRE) – November 14, 2022 - Exscientia plc (Nasdaq: EXAI) and The University of Texas MD Anderson Cancer Center today announced a strategic collaboration to align the patient-centric artificial intelligence (AI) capabilities of Exscientia with the drug discovery and development expertise of MD Anderson in order to advance novel small-molecule oncology therapies.

The research collaboration will utilise Exscientia’s precision medicine platform to identify novel anti-cancer, cell-intrinsic small-molecule compounds based on jointly identified therapeutic targets. Promising candidates will advance for further development with the team at MD Anderson’s Therapeutics Discovery division. The collaborators anticipate that successful target discovery programs may be advanced into proof-of-concept clinical trials at MD Anderson.

“We are driven to develop the next generation of oncology treatments that can offer meaningful benefits and improve the lives of our patients,” said Philip Jones, Ph.D., vice president of Therapeutics Discovery and head of the Institute for Applied Cancer Science (IACS) at MD Anderson. “This collaboration is built upon Exscientia’s AI-driven precision medicine platform, the strength of MD Anderson’s drug discovery and development engine, and the expertise of our clinical research teams. Our ultimate goal is to decrease the time we spend in drug development and accelerate novel targeted therapies into the clinic.”

Exscientia will collaborate with the team at IACS, a drug discovery engine focused on developing novel small-molecule therapeutics. IACS is a core component of MD Anderson’s Therapeutics Discovery division, an integrated team of researchers, physicians and drug development experts working to advance impactful new therapies.

“We are tremendously proud to work alongside MD Anderson to harness our AI-driven platform toward the discovery of next-generation cancer treatments. Artificial intelligence has opened up new possibilities in cancer research, enabling us to use deep learning multi-omics within our precision medicine platform to test potential drug candidates in Exscientia’s patient tissue models,” said Professor Andrew Hopkins, D.Phil., founder and Chief Executive Officer of Exscientia. “Further, our platform holds the potential to stratify patients even in the early discovery stage, allowing us to efficiently design drug candidates that are most likely to be impactful for people with cancer.”

Under the agreement terms, Exscientia and MD Anderson will jointly contribute to and support each program designated to move forward.

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Disclosure
MD Anderson has an institutional conflict of interest with Exscientia, and this relationship will be managed according to an MD Anderson Institutional Conflict of Interest Management and Monitoring Plan.

About Exscientia
Exscientia is an AI-driven pharmatech company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our internal pipeline is focused on leveraging our precision medicine platform in oncology, while our partnered pipeline broadens our approach to other therapeutic areas. By pioneering a new approach to medicine creation, we believe the best ideas of science can rapidly become the best medicines for patients.

Exscientia is headquartered in Oxford (England, U.K.), with offices in Vienna (Austria), Dundee (Scotland, U.K.), Boston (Mass., U.S.), Miami (Fla., U.S.), Cambridge (England, U.K.), and Osaka (Japan).

Visit us at https://www.exscientia.ai or follow us on Twitter @exscientiaAI.

About MD Anderson
The University of Texas MD Anderson Cancer Center in Houston ranks as one of the world's most respected centers focused on cancer patient care, research, education and prevention. The institution’s sole mission is to end cancer for patients and their families around the world. MD Anderson is one of only 53 comprehensive cancer centers designated by the National Cancer Institute (NCI). MD Anderson is No.  1 for cancer in U.S. News & World Report’s “Best Hospitals” rankings andhas been named one of the nation’s top two hospitals for cancer since the rankings began in 1990. MD Anderson receives a cancer center support grant from the NCI of the National Institutes of Health (P30 CA016672).

Exscientia Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the progress of discovery and development of candidate molecules, and the timing and progress of, and data reported from, clinical trials of Exscientia’s product candidates, and Exscientia’s expectations regarding its projected revenue and cash runway. Any statement describing Exscientia’s goals, plans, expectations, financial or other projections, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to a number of risks, uncertainties and assumptions, including those related to: the impact that the COVID-19 pandemic could have on the Company’s business, including the scope, progress and expansion of Exscientia’s product development efforts; the initiation, scope and progress of Exscientia’s and its partners’ planned and ongoing pre-clinical studies and clinical trials and ramifications for the cost thereof; clinical, scientific, regulatory and technical developments; the process of discovering, developing and commercialising product candidates that are safe and effective for use as human therapeutics; and the endeavour of building a business around such product candidates. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Exscientia’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on March 23, 2022 (File No. 001-40850), and other filings that Exscientia makes with the SEC from time to time (which are available at https://www.sec.gov/), the events and circumstances discussed in such forward-looking statements may not occur, and Exscientia’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Exscientia’s forward-looking statements reflect the good faith judgment of its management, these statements are based only on facts and factors currently known by the Company. As a result, you are cautioned not to rely on these forward-looking statements.

Exscientia Investor Relations Contact

Sara Sherman
investors@exscientia.ai

Exscientia Media Contact:
media@exscientia.ai

MD Anderson Media Relations Contact
Clayton Boldt, Ph.D.
CRBoldt@MDAnderson.org
Phone: 713-792-9518